UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION


In the Matter of

Northeast Utilities                                             Quarterly
The Connecticut Light and Power Company                        Certificate as
Western Massachusetts Electric Company                          to Partial
Holyoke Water Power Company                                    Consummation
Northeast Nuclear Energy Company                                   of
Northeast Utilities Service Company                            Transaction
Rocky River Realty Company

Berlin, Connecticut

File No. 70-7111

(Public Utility Holding Company Act of 1935)


     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies issued and sold short-term debt, entered into system money pool transactions, and made capital contributions, all in accordance with the terms and conditions of, and for the purposes represented by, the Application/Declaration filed by the Company in this proceeding and the Securities and Exchange Commission Order dated December 27, 1990 with respect thereto.

     The following attachments contain the required information regarding the issuance and sale of short-term debt, system money pool transactions, and capital contributions for the second quarter of 1997:




























ATTACHMENT

1    NORTHEAST UTILITIES SUMMARY SHEET
     NORTHEAST UTILITIES
     BANK BORROWINGS

2    THE CONNECTICUT LIGHT AND POWER COMPANY
     SUMMARY SHEET

     THE CONNECTICUT LIGHT AND POWER COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     THE CONNECTICUT LIGHT AND POWER COMPANY
     BANK BORROWINGS

3    WESTERN MASSACHUSETTS ELECTRIC COMPANY
     SUMMARY SHEET

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     COMMERCIAL PAPER TRANSACTIONS

     LETTER FROM SHEARSON LEHMAN COMMERCIAL PAPER, INC.

     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     BANK BORROWINGS

4    HOLYOKE WATER POWER COMPANY
     SUMMARY SHEET

5    NORTHEAST NUCLEAR ENERGY COMPANY
     SUMMARY SHEET

6    NORTHEAST UTILITIES SERVICE COMPANY
     SUMMARY SHEET

7    ROCKY RIVER REALTY COMPANY
     SUMMARY SHEET

8    NORTH ATLANTIC ENERGY COMPANY
     SUMMARY SHEET

9    PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

10   NIANTIC BAY FUEL TRUST

11   NORTHEAST UTILITIES MONEY POOL

12   CAPITAL CONTRIBUTIONS

Dated as of June 30, 1997

          Northeast Utilities Service Company
          /s/ Robert C. Aronson
          Assistant Treasurer





ATTACHMENT 1
COMPANY:   Northeast Utilities
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:  $-0-
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $11,250,000
THERE WAS $0 OF COMMERCIAL PAPER AND $0  SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.
MONEY POOL BALANCE ON June 30, 1997:  Invested ($29,400,000)

                                          AMOUNT
     NAME OF BANK                           $          DATE SOLD
    STATE STREET BANK                    8,500,000     04/28/97
   *STATE STREET BANK                    8,500,000     05/12/97
    STATE STREET BANK                    6,000,000     05/27/97

*REPRESENTING REFINANCING OF MATURING LOANS

NORTHEAST UTILITIES
BY/s/Robert C. Aronson
ITS ASSISTANT TREASURER
DATED June 30, 1997

ATTACHMENT 2
COMPANY:  The Connecticut Light and Power Company
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                      $100,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.
MONEY POOL BALANCE ON June 30, 1997:  Invested ($56,000,000)

                          AMOUNT
NAME OF BANK                $           DATE SOLD

CITIBANK                 100,000,000      06/20/97

DATED June 30, 1997


          THE CONNECTICUT LIGHT AND POWER COMPANY
          BY/s/Robert C. Aronson
          ITS ASSISTANT TREASURER

August 12, 1997

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  The Connecticut Light and Power Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Light and Power company as specified by the Securities and Exchange Commission.

     In connection with the private distribution of commercial paper of Connecticut Light and Power Company, from April 1, 1997 to June 30, 1997, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers








ATTACHMENT 3
COMPANY:  Western Massachusetts Electric Company
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       $0
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $45,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $45,000,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997
MONEY POOL BALANCE ON June 30, 1997:   Borrowed $33,100,000

                    AMOUNT
NAME OF BANK           $           DATE SOLD

*SWISS BANK CORP.   45,000,000     06/04/97

*REPRESENTS REFINANCING OF MATURITY LOANS

DATED June 30, 1997

WESTERN MASSACHUSETTS ELECTRIC COMPANY
BY /s/Robert C. Aronson
ITS ASSISTANT TREASURER


August 12, 1997
Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141

Re:  Western Massachusetts Electric Company

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Western Massachusetts Electric Company as specified by the Securities and Exchange Commission.


     In connection with the private distribution of commercial paper of Western Massachusetts Electric Company, from April 1, 1997 to June 30,
1997, all sales and resales have been made only to those customers of Lehman Commercial Paper Inc. included on the Confidential List submitted in the original program and in accordance with the provisions of that program.

          Sincerely,
          /s/Geoffrey F. Feldkamp
          Lehman Brothers

ATTACHMENT 4
COMPANY:  Holyoke Water Power Company
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.
MONEY POOL BALANCE ON June 30, 1997:  Invested ($4,550,000)



ATTACHMENT 5
COMPANY:  Northeast Nuclear Energy Company
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.
MONEY POOL BALANCE ON June 30, 1997:  Invested ($96,350,000)

ATTACHMENT 6
COMPANY:  Northeast Utilities Service Company
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.
MONEY POOL BALANCE ON June 30, 1997:  $0

ATTACHMENT 7
COMPANY:  Rocky River Realty Company
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.
MONEY POOL BALANCE ON June 30, 1997:  Borrowed $16,200,000

ATTACHMENT 8
COMPANY:  North Atlantic Energy Company
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $-0-
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.

MONEY POOL BALANCE ON June 30, 1997:  Borrowed:  $38,400,000

ATTACHMENT 9
COMPANY:  Public Service Company of New Hampshire
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $0
THERE WAS NO COMMERCIAL PAPER AND $ 0 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.
MONEY POOL BALANCE ON June 30, 1997:  Borrowed: $5,150,000
ATTACHMENT 10
COMPANY:  NIANTIC BAY FUEL TRUST
PERIOD:  April 1, 1997 through June 30, 1997
MAXIMUM COMMERCIAL PAPER OUTSTANDING AT
ANY ONE TIME:       NONE
MAXIMUM COMBINED AMOUNT OF SHORT-TERM
NOTES TO BANKS AND COMMERCIAL PAPER
OUTSTANDING AT ANY ONE TIME:                 $90,000,000
THERE WAS $0 OF COMMERCIAL PAPER AND $90,000,000 SHORT-TERM
NOTES TO BANKS OUTSTANDING ON June 30, 1997.

NAME OF BANK                            AMOUNT         DATE SOLD
                                          $
*FIRST NATIONAL BANK OF CHICAGO         9,500,000     04/03/97
*FIRST NATIONAL BANK OF CHICAGO         6,000,000     04/10/97
*FIRST NATIONAL BANK OF CHICAGO        55,000,000     04/18/97
 FIRST NATIONAL BANK OF CHICAGO         9,500,000     04/24/97
*FIRST NATIONAL BANK OF CHICAGO         8,000,000     04/28/97
 FIRST NATIONAL BANK OF CHICAGO         7,000,000     05/05/97
*FIRST NATIONAL BANK OF CHICAGO         6,000,000     05/12/97
 FIRST NATIONAL BANK OF CHICAGO        55,500,000     05/19/97
*FIRST NATIONAL BANK OF CHICAGO         9,500,000     05/27/97
*FIRST NATIONAL BANK OF CHICAGO         8,000,000     05/28/97
 FIRST NATIONAL BANK OF CHICAGO         3,500,000     06/02/97
 FIRST NATIONAL BANK OF CHICAGO         7,000,000     06/05/97
 FIRST NATIONAL BANK OF CHICAGO         6,000,000     06/12/97
 FIRST NATIONAL BANK OF CHICAGO        56,000,000     06/19/97
*FIRST NATIONAL BANK OF CHICAGO         9,500,000     06/27/97
*FIRST NATIONAL BANK OF CHICAGO         8,000,000     06/30/97



*representing refinancing of maturing loans dated June 30, 1997

NIANTIC BAY FUEL TRUST
BY /S/ Robert C. Aronson
ITS ASSISTANT TREASURER
        ATTACHMENT 11
NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: April 1997
NUMBER OF DAYS: 30

                 CL&P  WMECO     HWP   NNECO  RRR   QUINN   PSNH  NAEC   HEC   NU    TCI      AGENT

CONS. BAL>        6500  -75100    4400  73000 -16800 -5150   24000 -12250 -225  53625

1 Begin Bal     225300  -75900    5750  70000 -16400 -5000    -250 -20750 -225  39975 -222500       0
Contributed       3500     500       0      0      0     0    6000      0    0  19000  206200  235200
Borrowed        206200       0       0   1000      0     0       0   4250    0      0   23750  235200
1 End Bal        22600  -75400    5750  69000 -16400 -5000    5750 -25000 -225  58975  -40050

Contributed          0       0       0      0      0     0    1000      0    0      0   16250   17250
Borrowed          7000    2000     750   7500      0     0       0      0    0      0       0   17250
2 End Bal        15600  -77400    5000  61500 -16400 -5000    6750 -25000 -225  58975  -23800

Contributed      10500    2000       0   2000      0     0    2000      0    0      0       0   16500
Borrowed             0       0       0      0      0     0       0      0    0   1000   15500   16500
3 End Bal        26100  -75400    5000  63500 -16400 -5000    8750 -25000 -225  57975  -39300

Contributed       6250    1000       0      0      0     0     750      0    0      0       0    8000
Borrowed             0     250       0    750      0     0       0      0    0    750    6250    8000
4 End Bal        32350  -74650    5000  62750 -16400 -5000    9500 -25000 -225  57225  -45550

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
5 End Bal        32350  -74650    5000  62750 -16400 -5000    9500 -25000 -225  57225  -45550

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
6 End Bal        32350  -74650    5000  62750 -16400 -5000    9500 -25000 -225  57225  -45550

Contributed       9500     500    2500      0      0     0    3000      0    0      0       0   15500
Borrowed             0       0       0   1000      0     0       0      0    0   1000   13500   15500
7 End Bal        41850  -74150    7500  61750 -16400 -5000   12500 -25000 -225  56225  -59050

Contributed       7000    1000       0      0      0     0    6500      0    0      0       0   14500
Borrowed           750       0     250      0    250     0       0      0    0      0   13250   14500
8 End Bal        48100  -73150    7250  61750 -16650 -5000   19000 -25000 -225  56225  -72300

Contributed       7750    1000       0      0      0     0     500      0    0      0       0    9250
Borrowed             0       0     500   3500      0     0       0      0    0      0    5250    9250
9 End Bal        55850  -72150    6750  58250 -16650 -5000   19500 -25000 -225  56225  -77550

Contributed       4000     750     250      0    150     0    2000      0    0    500       0    7650
Borrowed             0       0       0   1800      0     0       0      0    0      0    5850    7650
10 End Bal       59850  -71400    7000  56450 -16500 -5000   21500 -25000 -225  56725  -83400

Contributed       1000       0       0      0      0     0     750      0    0      0   14850   16600
Borrowed          3000    1000     250   8600      0     0    2000      0    0      0    1750   16600
11 End Bal       57850  -72400    6750  47850 -16500 -5000   20250 -25000 -225  56725  -70300

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
12 End Bal       57850  -72400    6750  47850 -16500 -5000   20250 -25000 -225  56725  -70300

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
13 End Bal       57850  -72400    6750  47850 -16500 -5000   20250 -25000 -225  56725  -70300

Contributed       9250     500       0      0      0     0    3000      0    0      0       0   12750
Borrowed             0       0       0   1500    500     0       0      0    0    500   10250   12750
14 End Bal       67100  -71900    6750  46350 -17000 -5000   23250 -25000 -225  56225  -80550

Contributed          0    1250       0      0      0     0       0      0    0      0    3850    5100
Borrowed          1000       0       0   2100      0     0    2000      0    0      0       0    5100
15 End Bal       66100  -70650    6750  44250 -17000 -5000   21250 -25000 -225  56225  -76700

Contributed       6500    1500       0      0      0     0       0      0    0      0    2700   10700
Borrowed             0       0     250   4700      0     0    1000      0    0      0    4750   10700
16 End Bal       72600  -69150    6500  39550 -17000 -5000   20250 -25000 -225  56225  -78750

Contributed       5500     500       0      0    500     0    1500      0    0      0    2000   10000
Borrowed             0       0     250   3100      0     0    1500    150    0      0    5000   10000
17 End Bal       78100  -68650    6250  36450 -16500 -5000   20250 -25150 -225  56225  -81750

Contributed      16750    4000     250   7400      0     0     500      0    0      0       0   28900
Borrowed             0       0       0      0      0     0    1000      0    0      0   27900   28900
18 End Bal       94850  -64650    6500  43850 -16500 -5000   19750 -25150 -225  56225 -109650

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
19 End Bal       94850  -64650    6500  43850 -16500 -5000   19750 -25150 -225  56225 -109650

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
20 End Bal       94850  -64650    6500  43850 -16500 -5000   19750 -25150 -225  56225 -109650

Contributed       2500    1250    1000   3800      0     0   10500      0    0      0   33950   53000
Borrowed         48000       0       0      0      0     0       0      0    0      0    5000   53000
21 End Bal       49350  -63400    7500  47650 -16500 -5000   30250 -25150 -225  56225  -80700

Contributed       3000    1500       0      0      0     0    5750      0    0      0           10250
Borrowed            50       0     500   8250      0   100       0   1350    0      0       0   10250
22 End Bal       52300  -61900    7000  39400 -16500 -5100   36000 -26500 -225  56225  -80700

Contributed       2000    2500       0  33000      0     0     100      0    0      0       0   37600
Borrowed          6300     100    2200      0      0     0    3000      0    0      0   26000   37600
23 End Bal       48000  -59500    4800  72400 -16500 -5100   33100 -26500 -225  56225 -106700

Contributed          0       0    1250      0      0     0       0      0    0      0   22300   23550
Borrowed          5000    9300       0   8000      0     0       0      0    0      0    1250   23550
24 End Bal       43000  -68800    6050  64400 -16500 -5100   33100 -26500 -225  56225  -85650

Contributed       1500     500       0      0      0     0     500  14350    0    500   25000   42350
Borrowed         20250     900       0   3400    200     0   14100      0    0    500    3000   42350
25 End Bal       24250  -69200    6050  61000 -16700 -5100   19500 -12150 -225  56225  -63650

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
26 End Bal       24250  -69200    6050  61000 -16700 -5100   19500 -12150 -225  56225  -63650

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
27 End Bal       24250  -69200    6050  61000 -16700 -5100   19500 -12150 -225  56225  -63650

Contributed       4000     600     200      0      0     0    1500      0    0      0   17200   23500
Borrowed          5000    1500    1100   6000      0     0    1000      0    0   2600    6300   23500
28 End Bal       23250  -70100    5150  55000 -16700 -5100   20000 -12150 -225  53625  -52750

Contributed       8250    2000       0    500      0     0    2250      0    0      0    2250   15250
Borrowed             0    7000    1000   1750      0     0       0      0    0      0    5500   15250
29 End Bal       31500  -75100    4150  53750 -16700 -5100   22250 -12150 -225  53625  -56000

Contributed          0       0     250  19250      0     0    1750      0    0      0    9000   30250
Borrowed         25000       0       0      0    100    50       0    100    0      0    5000   30250
30 End Bal        6500  -75100    4400  73000 -16800 -5150   24000 -12250 -225  53625  -52000


NU MONEY
BALANCES             0       0       0      0      0     0       0      0    0      0       0



NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: MAY 1997
NUMBER OF DAYS: 31

                  CL&P   WMECO    HWP   NNECO   RRR  QUINN   PSNH   NAEC HEC   NU      TCI    AGENT

CONS. BAL>      -39250  -20400    6150  90250 -16400 -5150   41850  -7750 -100  50150  -99350

1 Begin Bal       6500  -75100    4400  73000 -16800 -5150   24000 -12250 -225  53625  -52000       0
Contributed       3250     250       0   3300      0     0       0      0    0      0   52000   58800
Borrowed         29000    5300       0      0      0     0   12000  10250    0      0    2250   58800
1 End Bal       -19250  -80150    4400  76300 -16800 -5150   12000 -22500 -225  53625   -2250

Contributed       1250       0       0    250      0     0    1000      0    0      0    1650    4150
Borrowed             0     500     200   1000      0     0     500      0    0      0    1950    4150
2 End Bal       -18000  -80650    4200  75550 -16800 -5150   12500 -22500 -225  53625   -2550

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
3 End Bal       -18000  -80650    4200  75550 -16800 -5150   12500 -22500 -225  53625   -2550

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
4 End Bal       -18000  -80650    4200  75550 -16800 -5150   12500 -22500 -225  53625   -2550

Contributed       7500     700       0      0      0     0    4500      0    0    500       0   13200
Borrowed          2850    2000     250   1250      0     0     350      0    0      0    6500   13200
5 End Bal       -13350  -81950    3950  74300 -16800 -5150   16650 -22500 -225  54125   -9050

Contributed      10000    1750       0   1500      0     0    2250      0    0      0       0   15500
Borrowed             0       0       0   3500      0     0       0    100    0    250   11650   15500
6 End Bal        -3350  -80200    3950  72300 -16800 -5150   18900 -22600 -225  53875  -20700

Contributed      13000    2000       0   1250      0     0    4250      0    0      0       0   20500
Borrowed             0       0       0      0      0     0       0      0    0   1100   19400   20500
7 End Bal         9650  -78200    3950  73550 -16800 -5150   23150 -22600 -225  52775  -40100

Contributed       4750       0       0      0      0     0    1000      0    0    500   28650   34900
Borrowed          9000    2000     150  16500      0     0    1500      0    0      0    5750   34900
8 End Bal         5400  -80200    3800  57050 -16800 -5150   22650 -22600 -225  53275  -17200

Contributed       3500     500       0      0      0     0    1000      0    0      0    4650    9650
Borrowed             0       0     150   4000      0     0    1000      0    0    500    4000    9650
9 End Bal         8900  -79700    3650  53050 -16800 -5150   22650 -22600 -225  52775  -16550

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
10 End Bal        8900  -79700    3650  53050 -16800 -5150   22650 -22600 -225  52775  -16550

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
11 End Bal        8900  -79700    3650  53050 -16800 -5150   22650 -22600 -225  52775  -16550

Contributed      18700    2650       0      0      0     0    3650      0    0      0       0   25000
Borrowed           300       0       0   2000      0     0       0      0    0      0   22700   25000
12 End Bal       27300  -77050    3650  51050 -16800 -5150   26300 -22600 -225  52775  -39250

Contributed        750    1250       0      0    600     0    2750      0    0      0    2500    7850
Borrowed          2500       0     100   2800      0     0       0      0    0      0    2450    7850
13 End Bal       25550  -75800    3550  48250 -16200 -5150   29050 -22600 -225  52775  -39200

Contributed       8250    1350       0      0      0     0    1100      0    0      0     250   10950
Borrowed           700     500       0   2200    350     0    2000      0    0      0    5200   10950
14 End Bal       33100  -74950    3550  46050 -16550 -5150   28150 -22600 -225  52775  -44150

Contributed       1250       0       0      0      0     0     250      0    0      0   15700   17200
Borrowed          4000       0     600   2100      0     0    9000      0    0      0    1500   17200
15 End Bal       30350  -74950    2950  43950 -16550 -5150   19400 -22600 -225  52775  -29950

Contributed       7750     750       0      0      0     0     750      0  125      0       0    9375
Borrowed             0       0       0    750      0     0    2000      0    0    125    6500    9375
16 End Bal       38100  -74200    2950  43200 -16550 -5150   18150 -22600 -100  52650  -36450

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
17 End Bal       38100  -74200    2950  43200 -16550 -5150   18150 -22600 -100  52650  -36450

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
18 End Bal       38100  -74200    2950  43200 -16550 -5150   18150 -22600 -100  52650  -36450

Contributed      11100    2400       0  35000      0     0    2300      0    0      0       0   50800
Borrowed             0       0       0      0      0     0       0      0    0      0   50800   50800
19 End Bal       49200  -71800    2950  78200 -16550 -5150   20450 -22600 -100  52650  -87250

Contributed          0    2700    1900   2900      0     0   17500      0    0      0   21400   46400
Borrowed         45700       0       0      0      0     0     500    200    0      0       0   46400
20 End Bal        3500  -69100    4850  81100 -16550 -5150   37450 -22800 -100  52650  -65850

Contributed          0    5500     300  15000      0     0    6500      0    0      0       0   27300
Borrowed         11750    1250       0      0      0     0    1500      0    0      0   12800   27300
21 End Bal       -8250  -64850    5150  96100 -16550 -5150   42450 -22800 -100  52650  -78650

Contributed          0   14500    2000    750      0     0       0      0    0      0   44000   61250
Borrowed          3500   18000       0  22000      0     0    6250      0    0      0   11500   61250
22 End Bal      -11750  -68350    7150  74850 -16550 -5150   36200 -22800 -100  52650  -46150

Contributed          0       0       0   1000      0     0       0      0    0      0   35200   36200
Borrowed         20250    1700       0   9750      0     0    4500      0    0      0       0   36200
23 End Bal      -32000  -70050    7150  66100 -16550 -5150   31700 -22800 -100  52650  -10950

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
24 End Bal      -32000  -70050    7150  66100 -16550 -5150   31700 -22800 -100  52650  -10950

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
25 End Bal      -32000  -70050    7150  66100 -16550 -5150   31700 -22800 -100  52650  -10950

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
26 End Bal      -32000  -70050    7150  66100 -16550 -5150   31700 -22800 -100  52650  -10950

Contributed       8000    1500     350      0    250     0    3500  15150    0      0       0   28750
Borrowed             0    1250       0   1500      0     0       0      0    0   2000   24000   28750
27 End Bal      -24000  -69800    7500  64600 -16300 -5150   35200  -7650 -100  50650  -34950

Contributed        500    3900       0   1900      0     0    4400      0    0      0   14100   24800
Borrowed         17000       0     100   3500      0     0       0      0    0      0    4200   24800
28 End Bal      -40500  -65900    7400  63000 -16300 -5150   39600  -7650 -100  50650  -25050

Contributed       4000     250       0      0      0     0    2500      0    0      0       0    6750
Borrowed             0       0       0   1000      0     0       0      0    0      0    5750    6750
29 End Bal      -36500  -65650    7400  62000 -16300 -5150   42100  -7650 -100  50650  -30800

Contributed       1750   45250       0  28250      0     0       0      0    0      0       0   75250
Borrowed          4500       0    1250      0    100     0     250    100    0    500   68550   75250
30 End Bal      -39250  -20400    6150  90250 -16400 -5150   41850  -7750 -100  50150  -99350

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
31 End Bal      -39250  -20400    6150  90250 -16400 -5150   41850  -7750 -100  50150  -99350

NU MONEY
BALANCES             0       0       0      0      0     0       0      0    0      0       0

NORTHEAST UTILITIES SYSTEM MONEY POOL $000s
MONTH: June 1997
NUMBER OF DAYS: 30
                  CL&P   WMECO    HWP   NNECO  RRR   QUINN   PSNH   NAEC   HEC   NU    TCI     AGENT

CONS. BAL>       56000  -33100    4550  96350 -16200 -5150    5150 -38400 -100  29400

1 Begin Bal     -39250  -20400    6150  90250 -16400 -5150   41850  -7750 -100  50150  -99350       0
Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
1 End Bal       -39250  -20400    6150  90250 -16400 -5150   41850  -7750 -100  50150  -99350

Contributed          0     250       0   4250      0     0    1500   1250    0    250   86650   94150
Borrowed         12750    3500    2150   6100      0     0   13500  42600    0   6800    6750   94150
2 End Bal       -52000  -23650    4000  88400 -16400 -5150   29850 -49100 -100  43600  -19450

Contributed       4000     900       0      0      0     0     600      0    0      0       0    5500
Borrowed           250       0     250   3500      0     0     500      0    0      0    1000    5500
3 End Bal       -48250  -22750    3750  84900 -16400 -5150   29950 -49100 -100  43600  -20450

Contributed       9000    1750     250      0      0     0    3450      0    0    400       0   14850
Borrowed             0       0       0   1000      0     0       0      0    0      0   13850   14850
4 End Bal       -39250  -21000    4000  83900 -16400 -5150   33400 -49100 -100  44000  -34300

Contributed       1500       0       0      0      0     0       0      0    0    300   18100   19900
Borrowed          4000    3900     100  10500      0     0     600      0    0      0     800   19900
5 End Bal       -41750  -24900    3900  73400 -16400 -5150   32800 -49100 -100  44300  -17000

Contributed       6000       0       0      0    500     0    1500      0    0      0       0    8000
Borrowed             0    3650       0    750      0     0     800      0    0      0    2800    8000
6 End Bal       -35750  -28550    3900  72650 -15900 -5150   33500 -49100 -100  44300  -19800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
7 End Bal       -35750  -28550    3900  72650 -15900 -5150   33500 -49100 -100  44300  -19800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
8 End Bal       -35750  -28550    3900  72650 -15900 -5150   33500 -49100 -100  44300  -19800

Contributed      12500    1500       0      0      0     0    2500      0    0      0       0   16500
Borrowed             0    1200     100   4100      0     0       0      0    0      0   11100   16500
9 End Bal       -23250  -28250    3800  68550 -15900 -5150   36000 -49100 -100  44300  -30900

Contributed       3000    2000       0      0      0     0       0      0    0      0       0    5000
Borrowed             0       0     200   4000      0     0       0      0    0      0     850    5050
10 End Bal      -20250  -26250    3600  64550 -15900 -5150   36000 -49100 -100  44300  -31750

Contributed       7500    1000       0    750      0     0    1750      0    0      0     450   11450
Borrowed             0       0     250   2000      0     0       0   4400    0      0    4750   11400
11 End Bal      -12750  -25250    3350  63300 -15900 -5150   37750 -53500 -100  44300  -36050

Contributed       5500    1000       0      0      0     0    1000      0    0      0       0    7500
Borrowed             0       0     100   2100      0     0       0      0    0      0    5300    7500
12 End Bal       -7250  -24250    3250  61200 -15900 -5150   38750 -53500 -100  44300  -41350

Contributed        750     500       0      0      0     0    1000      0    0      0   10500   12750
Borrowed             0       0     100   2250      0     0    2000      0    0   6650    1750   12750
13 End Bal       -6500  -23750    3150  58950 -15900 -5150   37750 -53500 -100  37650  -32600

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
14 End Bal       -6500  -23750    3150  58950 -15900 -5150   37750 -53500 -100  37650  -32600

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
15 End Bal       -6500  -23750    3150  58950 -15900 -5150   37750 -53500 -100  37650  -32600

Contributed      10000    1900       0      0      0     0    3500      0    0      0    7500   22900
Borrowed             0       0       0   2400    350     0       0      0    0   7500   12650   22900
16 End Bal        3500  -21850    3150  56550 -16250 -5150   41250 -53500 -100  30150  -37750

Contributed       8250    2250       0  34250      0     0    3650      0    0      0       0   48400
Borrowed             0       0       0      0      0     0       0      0    0      0   48400   48400
17 End Bal       11750  -19600    3150  90800 -16250 -5150   44900 -53500 -100  30150  -86150

Contributed          0    3250    1350   3000      0     0    7250      0    0      0       0   14850
Borrowed         10000       0       0      0      0     0       0      0    0      0    4850   14850
18 End Bal        1750  -16350    4500  93800 -16250 -5150   52150 -53500 -100  30150  -91000

Contributed       1500       0       0      0      0     0     250      0    0    750   48100   50600
Borrowed         22000   14500     350   1000      0     0   11000      0    0      0    1750   50600
19 End Bal      -18750  -30850    4150  92800 -16250 -5150   41400 -53500 -100  30900  -44650

Contributed       2250       0       0      0      0     0   11000      0    0      0   31100   44350
Borrowed         28500    3000    1500   4250    350     0       0      0    0   1500    5250   44350
20 End Bal      -45000  -33850    2650  88550 -16600 -5150   52400 -53500 -100  29400  -18800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
21 End Bal      -45000  -33850    2650  88550 -16600 -5150   52400 -53500 -100  29400  -18800

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
22 End Bal      -45000  -33850    2650  88550 -16600 -5150   52400 -53500 -100  29400  -18800

Contributed       7250    1500       0    300    400     0    2750      0    0      0    4800   17000
Borrowed             0    1500       0   5700      0     0    3500   1500    0      0    4800   17000
23 End Bal      -37750  -33850    2650  83150 -16200 -5150   51650 -55000 -100  29400  -18800

Contributed       2750       0    2500      0      0     0     500  16950    0      0       0   22700
Borrowed             0       0       0   4200      0     0    3000      0    0      0   15500   22700
24 End Bal      -35000  -33850    5150  78950 -16200 -5150   49150 -38050 -100  29400  -34300

Contributed       2250    1000       0    500      0     0     750      0    0      0   30700   35200
Borrowed          9500       0     150  11900      0     0   10000    150    0      0    3500   35200
25 End Bal      -42250  -32850    5000  67550 -16200 -5150   39900 -38200 -100  29400   -7100

Contributed     101000     250       0      0      0     0     500      0    0      0     250  102000
Borrowed             0    1000     250   1000      0     0       0      0    0      0   99750  102000
26 End Bal       58750  -33600    4750  66550 -16200 -5150   40400 -38200 -100  29400 -106600

Contributed       2250     500       0      0      0     0    1250      0    0      0   10100   14100
Borrowed          4000       0     200   2200      0     0    3500    200    0      0    4000   14100
27 End Bal       57000  -33100    4550  64350 -16200 -5150   38150 -38400 -100  29400 -100500

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
28 End Bal       57000  -33100    4550  64350 -16200 -5150   38150 -38400 -100  29400 -100500

Contributed          0       0       0      0      0     0       0      0    0      0       0       0
Borrowed             0       0       0      0      0     0       0      0    0      0       0       0
29 End Bal       57000  -33100    4550  64350 -16200 -5150   38150 -38400 -100  29400 -100500

Contributed          0    1000       0  32000      0     0    2000      0    0      0   30000   65000
Borrowed          1000    1000       0      0      0     0   35000      0    0      0   28000   65000
30 End Bal       56000  -33100    4550  96350 -16200 -5150    5150 -38400 -100  29400  -98500


NU MONEY
BALANCES             0       0       0      0      0     0       0      0    0      0       0


ATTACHMENT 12
CAPITAL CONTRIBUTIONS
DURING THE SECOND QUARTER OF 1997, NORTHEAST UTILITIES MADE THE FOLLOWING CAPITAL CONTRIBUTIONS TO CHARTER OAK ENERGY:

06/20/97                 $    100,000
06/30/97                 $    300,000



UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION
In the Matter of                                                 Quarterly
                                                            Certificate as
CONNECTICUT YANKEE ATOMIC POWER COMPANY                         to Partial
                                                            Consummation of
Berlin, Connecticut                                            Transaction

File No. 70-7255
File No. 70-7704
(Public Utility Holding Company Act of 1935)

     Pursuant to the Public Utility Holding Company Act of 1935 and Rule 24(a) thereunder, Connecticut Yankee Atomic Power Company (The "Company") hereby certifies that the Company entered into a $90 million Remarketable Eurodollar Credit and Letter of Credit Facility dated August 14, 1990 with the Toronto Dominion Bank and Trust Company as Agent Bank and The Tokai Bank, Limited, as issuing Bank (the "Credit Agreement"), in accordance with the Application/Declaration, as amended, filed by the Company; in this proceeding, and the Securities and Exchange Commission Order dated August 1, 1990 with respect thereto.

     During the period April 1, 1997 through June 30, 1997, the maximum
commercial paper outstanding at any one time was $0.   Commercial
paper outstanding on June 30, 1997 was $0. Maximum borrowings under the revolving credit portion of the agreement at any one time was $52,500,000 and $22,500,000 at June 30, 1997.

Dated June 30, 1997

Connecticut Yankee Atomic Power Company
/s/Robert C. Aronson
Assistant Treasurer

NAME OF BANK                  AMOUNT         DATE SOLD
                                $
*TORONTO DOMINION BANK        47,500,000     04/10/97
 TORONTO DOMINION BANK        22,500,000     05/12/97
 TORONTO DOMINION BANK         2,000,000     06/12/97
 TORONTO DOMINION BANK        15,000,000     06/12/97
 TORONTO DOMINION BANK         7,500,000     06/16/97

*REPRESENTING REFINANCING OF MATURING LOANS

DATED June 30, 1997

CONNECTICUT YANKEE ATOMIC POWER CO.

BY/S/Robert C. Aronson
ITS ASSISTANT TREASURER





August 12, 1997

Ms. Barbara Nieman
Northeast Utilities
P.O. Box 270
Hartford, Connecticut 06141-0270

Dear Ms. Nieman:

     This letter is submitted to you in compliance with certain requirements concerned with the commercial paper program of Connecticut Yankee Atomic Power Company ("CY"), as specified by the Securities and Exchange Commission.

     Please be advised that in connection with the private distribution of CY commercial paper from April 1, 1997 through June 30, 1997, all sales and resales have been made to customers included on the confidential list of investors held here at Citicorp.

Regards,
/s/ Pushkar Butani
Citicorp



UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
Northeast Utilities Service Company                 Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
Holyoke Water Power Company                      Transaction $56.25 Million
Northeast Nuclear Energy Company             Regional Revolving Credit
Rocky River Realty Company                             Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)



  Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies maintain a $56.25 million Regional Revolving Credit Agreement dated December 3, 1992 with Northeast Utilities Service Company, as Agent, in accordance with the terms and conditions or, and for the purposes represented by the Application/Declaration, as amended, filed by the Companies in this proceeding, and the Securities and Exchange Commission Order dated November 23, 1992 with respect thereto.

      During the period April 1, 1997 through June 30, 1997, Northeast Utilities had $45,000,000 outstanding for the quarter ending June 30, 1997.

Dated June 30, 1997
Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
Northeast Utilities                                      Quarterly
                                                    Certificate as
The Connecticut Light and Power Company                  to Partial
Western Massachusetts Electric Company             Consummation of
                                          Transaction $313.75 Million
                                                  Revolving Credit
                                                       Agreement

Berlin, Connecticut

File No. 70-8052

(Public Utility Holding Company Act of 1935)



  Pursuant to the Public Utility Holding Act of 1935 and Rule 24(a) thereunder, Northeast Utilities and its system companies (the "Companies") hereby certify that the Companies maintain a $313.75 million Revolving Credit Agreement dated November 21, 1996 with Revolving Credit Agreement dated November 21, 1996 with Citicorp Securities, Inc. as arranger, Toronto Dominion Securities, Inc. as Syndication Agent, Fleet National Bank as Documentation Agent and Citibank, N.A. as Administrative Agent, in accordance with the terms and conditions filed with the Securities and Exchange Commission and ordered by them on November 20, 1996 with respect thereto.

      During the period April 1, 1997 through June 30, 1997, Northeast Utilities had $0 outstanding for the quarter ending June 30, 1997.

Dated June 30, 1997

Northeast Utilities
/s/Robert C. Aronson
Assistant Treasurer